SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87874R100
(CUSIP Number of Class of Securities)

Michael Cotoia
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, Massachusetts 02466
(617) 431-9200
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark G. Borden
Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$62,000,000	$6,244

(1)                                 Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 8,000,000 shares of common stock, par value $0.001 per share, at the offer price of $7.75 per share.

(2)                                 The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,244	Filing Party: TechTarget, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: May 10, 2016

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2016 (the “Schedule TO”) by TechTarget, Inc., a Delaware corporation (the “Company”) relating to the offer by the Company to purchase up to 8,000,000 shares of its common stock, par value $0.001 per share, at a price of $7.75 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”).

The information in the Offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:

(1)         The second sentence of the seventh paragraph of the cover page of the Offer to Purchase is hereby deleted and replaced with the following:

“TCV V, LP and certain affiliated funds (collectively, “TCV”), beneficially owned 5,651,749 shares of common stock as of April 30, 2016. We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.  As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have also been advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.”

(2)         The fifth paragraph of the second page of the Offer to Purchase titled “Important” is hereby deleted and replaced with the following:

“We are making the Offer to all stockholders of our common stock.”

(3)         The second sentence under the answer to the question “Do the directors and executive officers of the Company intend to tender any of their shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby deleted and replaced with the following:

“TCV beneficially owned 5,651,749 shares of common stock as of April 30, 2016.We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.  As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have also been advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.”

(4)         The second sentence of the eighth paragraph of the introduction of the Offer to Purchase is hereby deleted and replaced with the following:

“TCV beneficially owned 5,651,749 shares of common stock as of April 30, 2016. We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.   As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have also been advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.”

(5)         The second sentence of the seventh paragraph of Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is hereby deleted and replaced with the following:

“TCV beneficially owned 5,651,749 shares of common stock as of April 30, 2016. We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.   As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have also been advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.”

(6)         The first sentence of the first paragraph of Section 6 of the Offer to Purchase (“Conditions to the Tender Offer”) is hereby deleted and replaced with the following:

“Notwithstanding any other provision of the Offer (but subject to the provisions of Section 13), we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act (which requires that the issuer making the tender offer either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time on or after May 10, 2016 and prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) based on circumstances not within our control and that, in our reasonable judgment, make it inadvisable to proceed with the Offer or with acceptance for payment:”

(7)         The following bullet point is hereby added after the first sub-bullet in the first paragraph of Section 6 of the Offer to Purchase (“Conditions to the Tender Offer”):

•                  significant changes in the general political, market, economic or financial conditions in the U.S. or abroad that are reasonably likely, in our reasonable  judgment, to materially adversely affect our business or the trading in the shares;

(8)         The second paragraph of Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is hereby deleted and replaced with the following:

“We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer from the $50 million in proceeds we received pursuant to our new senior secured credit facility described below together with approximately $12.2 million of available cash on hand, assuming we accepted 8,000,000 shares for purchase; our cash on hand was $34.8 million as of March 31, 2016.”

(9)         The following sentence is hereby added after the first sentence of the last paragraph of Section 8 of the Offer to Purchase (“Source and Amount of Funds”):

“We do not anticipate the need for any alternative financing arrangements or plans, as the proceeds that we have received from our new senior secured credit facility described above, together with our available cash on hand, exceed the maximum aggregate purchase price for 8,000,000 shares and all expenses applicable to the Offer.”

(10)  The following sentences are hereby added to the end of the first paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”):

“We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.   As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have also been advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.  Assuming that the sale of 2,250,000 shares of common stock by TCV had occurred as of May 13, 2016, our directors and executive officers would have beneficially owned an aggregate of 13,425,222 shares, representing approximately 41.57% of the total number of outstanding shares as of that date.”

(11)  The second sentence of the second paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“TCV beneficially owned 5,651,749 shares of common stock as of April 30, 2016. We have been advised that, on May 20, 2016, TCV sold 2,250,000 of its shares to an unaffiliated third party.   As a result, TCV beneficially owns 3,401,749 shares of common stock.  We have been also advised that TCV may participate in the Offer, but TCV has not made a decision whether to participate or how many shares of common stock to tender in the event it decides to participate.”

(12)  The eighth sentence of the second paragraph of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“Accordingly, if we complete the Offer and TCV does not participate, the proportional beneficial ownership of our executive officers and directors, based on 32,295,027 shares of common stock outstanding as of May 13, 2016, would be approximately 55.26%, assuming we repurchase 8,000,000 shares.”

(13)  The subsection titled “Investors’ Rights Agreement” of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“Pursuant to the Second Amended and Restated Investors’ Rights Agreement, dated as of December 17, 2004, entities associated with TCV, our directors Jay Hoag, Roger Marino and Bruce Levenson have the right to require us to register shares of common stock purchased in private financings prior to our initial public offering in 2007 under the Securities Act of 1933 (the “Securities Act”) under specified circumstances, including any additional shares issued or distributed by way of a dividend, stock split or other distribution in respect of these shares.

All such shares are currently the subject of an effective registration statement on Form S-3.  If we propose to register any of our common stock under the Securities Act, subject to specified exceptions, holders of registration rights are entitled to notice of the registration and to include shares of common stock in the registered offering. With specified exceptions, the right to include shares in a registration is subject to the right of underwriters for the offering to limit the number of shares included in the offering. We are required to pay all fees, costs and expenses of any demand registration, including fees of one counsel to the selling stockholders, other than underwriting discounts, commissions and fees and expenses of any other counsel to the selling stockholders other than as referred to above in connection with the offering.”

(14)  The subsection titled “Security Ownership by Principal Stockholders and Management” of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is hereby deleted and replaced with the following:

“The following table sets forth information with respect to the beneficial ownership of our common stock, as of May 13, 2016 (or such other date as indicated) for:

•                  each person, entity or group known by us to beneficially own more than 5% of our outstanding common stock;

•                  each of our executive officers and directors; and

•                  all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by footnote, to our knowledge, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Securities that may be beneficially acquired within 60 days of May 13, 2016, including shares subject to options exercisable within 60 days of May 13, 2016 and shares subject to RSUs scheduled to be delivered within 60 days of May 13, 2016, are deemed to be beneficially owned by the person or entity holding such securities for the purpose of computing ownership of such person or entity, but are not treated as outstanding for the purpose of computing the ownership of any other person or entity. Applicable percentage of beneficial ownership is based on 32,295,027 shares of common stock outstanding as of May 13, 2016.

Name and Address of Beneficial Owner(1)	Outstanding Shares	Right to Acquire Within 60 Days	Total Number Beneficially Owned	% of Common Stock Outstanding
5% Stockholders
TCV V, L.P. and its related entities(2)	3,379,249	22,500	3,401,749	10.53%
Nine Ten Partners LP(3)	2,250,000	—	2,250,000	6.97%
Trigan Investments, Inc.(4)	1,660,765	—	1,660,765	5.15%
Discovery Equity Partners, L.P.(5)	1,654,526	—	1,654,256	5.12%
Non-Employee Directors
Robert D. Burke(6)	80,339	7,500	87,839	0.27%
Leonard P. Forman(7)	140,884	97,500	238,384	0.74%
Jay C. Hoag(8)	3,379,249	22,500	3,401,749	10.53%
Bruce Levenson(9)	1,929,029	17,500	1,946,529	6.03%
Roger M. Marino(10)	3,669,378	22,500	3,691,878	11.44%
Executive Officers
Greg Strakosch(11)	1,394,126	800,000	2,194,126	6.79%
Janice Kelliher	46,720	—	46,720	0.14%
Michael Cotoia	103,417	25,000	128,417	0.40%
Kevin Beam	564,870	375,000	939,870	2.91%
Don Hawk	249,710	500,000	749,710	2.32%
All directors and executive officers as a group (10 persons)	11,557,722	1,867,500	13,425,222	41.57%

(1)                                 Except as otherwise indicated, addresses are c/o TechTarget, Inc., 275 Grove Street, Newton, MA 02466.

(2)                                 Reflects the sale of 2,250,000 shares of Common Stock to Nine Ten Partners LP (“Nine Ten”) on May 20, 2016 and includes (i) 3,276,619 shares of Common Stock held by TCV V, L.P. (“TCV V”), (ii) 62,356 shares of Common Stock owned by TCV Member Fund, L.P. (“TCV Member Fund” and together with TCV V, the “TCV Funds”), and (iii) 40,274 shares of Common Stock held by TCV Management 2004, L.L.C. (“TCM 2004”).  Technology Crossover Management V, L.L.C. (“TCM V”) is the sole general partner of TCV V and a general partner of TCV Member Fund. The investment activities of TCM V are managed by Jay C. Hoag, a director of the Company, Richard H. Kimball, John L. Drew and Jon Q. Reynolds (collectively, the “TCM V Members”), who share voting and investment power with respect to the shares beneficially owned by the TCV Funds. The TCM V Members are also members of TCM 2004.  TCM V and the TCM V Members disclaim beneficial ownership of the shares held by the TCV Funds except to the extent of their respective pecuniary interests therein. The TCM V Members also disclaim beneficial ownership of the shares held by TCM 2004 except to the extent of their respective pecuniary interests therein.

The address of the TCV Funds, TCM V and TCM 2004 is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(3)                                 Reflects the purchase of 2,250,000 shares of Common Stock from TCV on May 20, 2016. The address of Nine Ten is 12600 Hill Country Boulevard, Suite R-230, Austin, TX 78738.

(4)                                 Ownership percentage was obtained from its Schedule 13G filing and reflects 1,660,765 shares of common stock held by Trigan Investments, Inc. (“Trigan”) as of December 31, 2015. The address of Trigan is 630 Dundee Road, Suite 230, Northbrook, IL 60062.

(5)                                 Ownership percentage was obtained from its Schedule 13D filing and reflects 1,654,526 shares of common stock held by Discovery Equity Partners, L.P. (“Discovery Equity Partners”) as of May 11, 2016.  The address of the Discovery Equity Partners is 300 South Wacker Drive, Chicago, Illinois 60606.

(6)                                 Includes (i) options to purchase 7,500 shares of the Company’s common stock and (ii) 80,339 shares held by The Robert and Janelle Burke Trust.

(7)           Includes options to purchase 97,500 shares of the Company’s common stock.

(8)                                 Reflects the sale of 2,250,000 shares of common stock to Nine Ten on May 20, 2016 and includes (i) options to purchase 22,500 shares of Common Stock held by Jay C. Hoag, (ii) 40,274 shares of Common Stock held by TCM 2004, (iii) 3,276,619 shares of Common Stock held by TCV V and (iv) 62,356 shares of Common Stock owned by TCV Member Fund. Mr. Hoag has the sole power to dispose and direct the disposition of the options and any shares issuable upon the exercise of the options, and the sole power to direct the vote of the shares of Common Stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCV Management 2004 100% of the pecuniary interest in such options and any shares to be issued upon exercise of such options. Mr. Hoag is a member of TCV Management 2004 but disclaims beneficial ownership of the options and any shares to be received upon exercise of such options except to the extent of his pecuniary interest therein. Mr. Hoag may also be deemed to beneficially own the shares held by the TCV Funds. Please see footnote 2 for a discussion of the ownership of the TCV Funds. Mr. Hoag disclaims beneficial ownership of the shares held by TCV Funds except to the extent of his pecuniary interest therein. The address for Mr. Hoag is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(9)                                 Includes (i) options to purchase 17,500 shares of the Company’s common stock, (ii) 14,738 shares held by Mr. Levenson individually, (iii) 372,422 shares held by Bruce and Karen Levenson, (iv) 1,079,182 shares held by the Levenson Family Irrevocable Trust GST and (v) 462,687 shares held by the Levenson Family Irrevocable Trust Non-GST.

(10)                          Includes (i) options to purchase 22,500 shares of the Company’s common stock, (ii) 36,090 shares held by Mr. Marino individually, (iii) 474,943 shares held by ROGRAM, L.L.C. and (iv) 3,153,299 shares held by the Roger M. Marino 2010 Revocable Trust UAD 05/20/2010.

(11)                          Includes (i) 90,430 shares held by the Gregory M. Strakosch Qualified Annuity Trust I and (ii) 150,000 shares held by the Gregory M. Strakosch Qualified Annuity Trust II. Includes 300,000 shares of the Company’s common stock deferred upon vesting of RSU award.

(15)  The following row is hereby added to the end of the table in the subsection titled “Recent Securities Transactions” of Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”):

Date of Transaction	Identity of Person	Number of Shares	Price per Share	Nature of Transaction
5/12/2016	Janice Kelliher, Chief Financial Officer	2,375	$7.87	Withheld by the Company to cover taxes upon vesting of RSUs
5/20/2016	TCV, 5% stockholder and Jay C. Hoag, director	2,250,000	$8.25	Direct sale to a purchaser

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2016

TECHTARGET, INC.

By:	/s/ JANICE KELLIHER
	Name:	Janice Kelliher
	Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 10, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release dated May 10, 2016.
(b)

$50,000,000 Senior Secured Credit Facilities Credit Agreement by and among the Company, as the Borrower, the several lenders from time to time parties thereto and Silicon Valley Bank as Administrative Agent and Lead Arranger, dated as of May 9, 2016 (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 9, 2016).

(d)(1)

Second Amended and Restated Investors’ Rights Agreement by and among the Company, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(2)

Form of Indemnification Agreement between the Company and its Directors and Officers (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503))

(d)(3)	2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(4)

Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(5)

Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(6)

Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(7)

Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(8)	Form of Restricted Stock Unit Agreement under the 2007 Stock Option and Incentive Plan (Incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).
(d)(9)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(10)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(11)

Restricted Stock Unit Agreement, dated December 18, 2007, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(12)	2016 Executive Incentive Bonus Plan (Incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed on March 11, 2016).
(d)(13)	1999 Stock Option Plan (Incorporated by reference to Exhibit 10.8 to the Company’s

Registration Statement on Form S-1, as amended (Registration No. 333-140503)).
(d)(14)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants prior to September 27, 2006) (Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(15)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants on or after September 27, 2006) (Incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(16)

Form of Incentive Stock Option Grant Agreement under the 1999 Stock Option Plan (for grants to executives) (Incorporated by reference to Exhibit 10.10.1 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(17)

Form of Nonqualified Stock Option Grant Agreement under the 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-140503)).

(d)(18)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Greg Strakosch (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(19)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Don Hawk (Incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(20)

Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Company and Kevin Beam (Incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed on March 31, 2008).

(d)(21)

Amended and Restated Restricted Stock Unit Agreement, dated August 10, 2008, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed on March 16, 2011).

(d)(22)

Employment Agreement, dated January 1, 2012, by and between the Company and Michael Cotoia (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 10, 2012).

(d)(23)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Kevin Beam, dated January 10, 2012 (Incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(24)

Amendment and Waiver to Amended and Restated Employment Agreement, by and between the Company and Don Hawk, dated January 10, 2012 (Incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K filed on March 15, 2012).

(d)(25)	Employment Agreement, dated May 4, 2012, by and between the Company and Janice Kelliher (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012).
(d)(26)	Employment Agreement by and between the Company and Michael Cotoia dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 9, 2016).
(d)(27)

Employment Agreement by and between the Company and Gregory Strakosch dated as of May 3, 2016 (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 9, 2016).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO on May 10, 2016.